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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

United States Securities and Exchange Commission

Mr. Geoffrey Kruczek and Ms. Amanda Ravitz

Washington, DC 20549

June 17, 2013

Dear Mr. Kruczek and Ms. Ravitz,

We thank you and the SEC staff for the thorough analysis you have done of our Super 8-K filing.  We have reviewed your comments and revised the document to reflect additions and clarifications needed. For your ease of reference, the Company’s responses to your comments are numbered in a corresponding manner:

Form 10 Disclosure, page 3

1.

Comment:  Since you appear to qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, please disclose that you are an emerging growth company and revise your registration statement to :

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.  Please also revise the last risk factor on page 18 accordingly.

Response: The Company has disclosed that we are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”).  Further, the Company has described how and when it may lose “emerging growth company status”, the various exemptions available to the Company, and the Company’s election under section 107(b) of the JOBS Act.  The Company has also revised the last risk factor on the former page 18 accordingly.

Description of Business, page 3

2.

Comment:  Please revise to consistently and accurately describe the nature and extent of your operations.  For example, it is unclear from your disclosures in the first paragraph on page F-7 and the first paragraph under Note 2 beginning on page F-9 whether you have or have not commenced operations and whether you actually design, develop and sell your product, or whether it is merely your plan to do so.  We note similar statements in this and other sections of your document that need reconciling.  For example, you refer on page 4 to “minimal research and development” due to your “fully developed, tested and proven” methods, but also refer on pages 11, 12 and 19 to the need for further research and development.  You also list a “product portfolio” on page 6 but mention “planned products” on pages 11 and 13.  Additionally, you say on page 12 that you rely on others to sell your products but also say on page 11 that you have nominal revenues to date.

Response: The Company has revised the description of the nature and extent of its operations.  Additionally, as disclosed, the Company only “in part” rely on others to sell its product. As such, we have only generated nominal or insignificant revenues.

3.

Comment:   We note the extensive disclosure regarding the many positive attributes of your product, such as the reference on page 5 to “world class” capabilities and similar statements there and on pages 6 and 10.  Given these statements, it is unclear why you remain in the development stage and why you have not yet generated significant revenues.  Please revise to clarify.  Your revised disclosure should represent a balanced, objective description of the current status of your products and operations.  To the extent you elect to disclose your plans or beliefs, please clarify accordingly, ensuring that such statements clearly distinguish your aspirations from your accomplishments and that any disclosed beliefs are supported by an objectively reasonable basis.

Response: The Company has revised the disclosure regarding the attributes of its products.

4.

Comment:  Please refer to your disclosure on page 4 regarding the private placements you are required to close.  Please revise to disclose the portion of the proceeds you have already committed to remit to others, including any related parties.  We note, for example, the agreements mentioned on pages F-11 through F-13 and subsequent amounts lent to you, as disclosed on page 4.

Response: The Company has revised the document to disclose the portion of the proceeds which are committed to be remitted to others, including any related parties.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

5.

Comment:  Please reconcile the reference here and page 31 to 75 billion authorized shares with the number in Exhibit 3.2.

Response: Page 31 has been corrected to reflect 5,200,000,000 shares.

Business Overview, page 4

6.

Comment:  Please tell us the basis for the statement about how your technology will “displace current competitive approaches,” given the current status of your business operations.  Also tell us the basis for your statement on page 5, particularly given your revenues to date and the size of the market you say exists for your products.  Given the disclosure on page 6 regarding the size of the market, it appears your share of it is almost 0%.  Therefore, it is unclear how or why you would claim a leadership position or that your product will displace other approaches.

Response: The Company has revised the document statements about its technology.

Intellectual Property, page 10

7.

Comment:  Please revise to clarify what intellectual property you mention was acquired through the agreements noted on page F-12, the duration of the agreement, the rights the original holders had in the technology and what consideration you provided for the rights you acquired.

Response: The Company has revised the description of the intellectual property acquired through the Agreements.

Government Regulation, page 11

8.

Comment:  Please revise to highlight the regulatory approvals mentioned on page 13 that you will require for your “planned products” and whether you obtained such approvals for any products you have already developed.

Response: The Company has revised the descriptions of regulatory approvals required.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

Risk Factors, page 11

9.

Comment:  Please tell us whether and when you plan to register a class of your securities under the Exchange Act.  If you do not intend to register a class of securities, please disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension under Section 15(d) of the Exchange Act and explain in the effect of the inapplicability of the proxy rules and Section 16 of the Exchange Act.  In this regard, it appears from the disclosure regarding your assets and number of shareholders that your reporting obligation is currently suspended by operation of law.

Response: The Company has revised the Risk Factors to include that our intention and timeline to register a class of its securities under the Exchange Act.

Cash Requirements, page 19

10.

Comment:  Please revise to clarify what you intend to accomplish with the expenditures in the table under this heading.  While you refer to planning to “carry on business” and implementing a “growth strategy,” it is unclear what exact operational activities you will be conducting or growth you hope to achieve.  In this regard, we note that your planned expenditures do not appear to include any selling-related or manufacturing expenses.  In addition, we note from you disclosure on page 13 that you need significant capital due, in part, to your contractual obligations.  Please revise to clarify the nature and amount of those obligations.

Response: The Company has revised the document to better reflect the descriptions of its cash requirements.

11.

Comment:  With a view toward clarified disclosure, please tell us why you require cash for research and development, as indicated by this table, given your disclosures that no such expenses are needed because the salaries of your employees accrue.

Response: The Company has revised the document to better reflect the need for cash to fund ongoing research and development.

Results of Operations, page 19

12.

Comment:  Please provide the information required under Item 303(a) of Regulation S-K.  For example, explain the sources of and changes in your revenues and expenses, as well as the reasons for the changes in working capital and cash flows.  Also tell us why you have not discussed the revenues disclosed on page F-4 and what you mean by the term “nominal revenues” used throughout your filing.  For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Release No. 33-8350.

Response: The Company has revised the document to explain “nominal revenues”.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

Security Ownership of Certain Beneficial Owners and Management, page 24

13.

Comment:  If JMI was to receive 6% of any stock proceeds from a sale of Eclipse Delaware, as noted on page F-12, please tell us why JMI is not listed in this table.

Response: JMI was to receive 6% of any stock proceeds from the sale of Eclipse Delaware, if JMI had made the introduction and facilitated the sale.  JMI had no part in the reverse merger and is therefore not entitled to the 6% stock ownership, and not a beneficial owner of Eclipse Delaware.

Directors and Executive Officers, Promoters and Control Persons, page 24

14.

Comment:  Please revise this section to include the named executive officers listed in the second table on page 27. Also revise the security ownership table on this page accordingly.  Alternatively, please clarify, if true, that those named executive officers are no longer serving in their respective capacities.  We note, in this regard, this disclosure on page 28 and in the second paragraph under Item 5.02 indicates there are multiple officers and directors, contrary to your disclosures here.  Please also tell us, with a review toward disclosure, why you did not disclose the information required by Item 401 of Regulation S-K with respect to the six “key employees” mentioned on page F-11.  See Regulation S-K Item 401(c).

Response: The Company has revised to include the named executive officers listed on the former page 27 and the security ownership table accordingly.  Additionally, the Company has clarified that it only has one individual serving as director and officer.  Please note that those named executives of Eclipse Delaware, its wholly-owned subsidiary, will remain in their respective capacities.  Further, the Company has disclosed the six “key employees” of Eclipse Delaware, under “Significant Employees”, mentioned on page F-11.

Executive Compensation, page 26

15.

Comment:  Please tell us, with a view toward disclosure, how the “prefunding plan” mentioned in note 1 to the second table on page 27 functions.  For example, what amounts of “funding” and “profits” are required before you will pay the accrued salaries?  Please also file the agreements related to this plan as exhibits.  Also, given your disclosure regarding accrued but unpaid compensation, please tell us, with a view toward disclosure, whether the officer(s), director(s) and other employees affiliated with you or Eclipse Delaware devote full time to the affairs of the business.

Response: Please note that Eclipse IR did not note “prefunding plan”, but “prefunding stage”.  The Company has revised the document to address issues related to the accrued salaries.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

Certain Relationships and Related Transactions…, page 29

16.

Comment:  Please update your disclosure to be as of the most recent practicable date prior to the share exchange transaction.  Please also revise to disclose the information required by Item 404 of Regulation S-K for the complete time period required, not merely for the last-completed fiscal year.

Response: The Company has revised to include all applicable transactions.

17.

Comment:  With a review toward clarified disclosure, please tell us how the two bridge loans mentioned on page 10 of your most recent Form 10-Q and page F-13 of this filing relate.  For example, will the $35,000 received from the private placement be used to satisfy the $35,000 lent to you by “an unrelated third party,” as mentioned in the Form 10-Q, and which you subsequently lent to Eclipse Delaware.  Or were there two different bridge loans provided to Eclipse Delaware, as indicated by your disclosure on page F-13, one from “AHL” and the other from a third party.  Please also (i) tel  us the identity of the “unrelated third party” and (ii) reconcile the reference to an “unrelated third party” with the disclosure on page 8 of your most recent Form 10-Q regarding a loan from a “related party”.

Response: The Company believes that they have clarified the confusion regarding the $35,000 bridge loan from Eclipse Nevada to Eclipse Delaware in the revised footnotes to the December 31, 2012 Financial Statements.

Transactions with Related Persons of Eclipse Delaware, page 30

18.

Comment:  Please file as exhibits the loan agreements referenced in this section and disclose the extent of any repayments of loans to related parties, as indicated by your disclosure on page F-6.

Response: We have revised to address your concerns.

Control Share Acquisitions, page 32

19.

Comment:  Please tell us what section of your articles of incorporation provides that you are not governed by the “control share” provisions of Nevada law.  Also tell us what section of your bylaws implement the indemnification and insurance provisions permitted under Nevada law and described in the bullets on pages 33 and 34 of your filing.  Furthermore, please reconcile your disclosure on page 33 and on page 17 regarding whether your articles provide for the elimination of liability you mention.

Response: The Company has revised as its Articles of Incorporation do not provide that it is not governed by the “control share” provisions of Nevada law.  Additionally, the Company has revised to disclose that its by-laws “permit” for the indemnification and insurance provisions in Chapter 78 of the NRS.  Further, the Company has reconciled its disclosure on the former pages 33 and 17 regarding that its articles eliminate personal liability of its directors and officers.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

Item 9.01 Financial Statements and Exhibits, page 35

20.

Comment:  Please tell us why you have not filed the “material contracts” and “employment agreements” mentioned in Schedules 7 and 8 of Exhibit 2.1 and the agreements mentioned on page F-12.

Response: The Company has revised and has filed the “material contracts” and “employment agreements” mentioned in Schedules 7 and 8 of Exhibit 2.1 and the agreements mentioned on page F-12.

Statements of Stockholders’ Equity, page F-5

21.

Comment:  Please revise the statement of stockholders’ equity to separately disclose for each issuance of shares since inception the date, number of shares issued and dollar amounts per share rather than totals of common stock issued for cash, services and subscription.  For issuances involving noncash consideration disclose the nature of the noncash consideration and the basis for assigning amounts.  We refer you to FASB ASC 915-215-45-1.

Response: The Company has revised.

Revenue Recognition, page F-7

22.

Comment:  Please revise to clarify the nature of the revenues recognized during the periods presented and disclose your related revenue recognition policy.

Response: The Company has revised explaining in the notes of the financial statements.

Deferred Offering Costs, page F-8

23.

Comment:   Please revise to disclose the offering that the deferred costs relate to and clarify your accounting treatment for these costs.

Response: The Company has revised.

Note (4) Common Stock, page F-10

24.

Comment:  We note that you entered into an agreement with an investment consultant whereby you reserved 360,000 shares of unregistered common stock in addition to payment for the consultant’s services.  Please clarify if the shares were issued, and disclose how you accounted for theses shares.

Response: The Company has revised the footnote.

25.

Comment:  We note the authorization of 1,460,000 shares of unregistered common stock to founding and potential employees.  Please tell us how you accounted for the issuance of the shares issued to potential employees, tell us whether they were employees as of the date the shares were issued.

Response: The Company has revised the footnote.

26.

Comment:  We note your disclosure that a board member transferred 400,000 shares of common stock to another board member and 700,000 shares to a majority shareholder for no consideration.  Please explain the reason for these transactions and your related accounting treatment.

Response: The Company has revised the footnote.

27.

Comment:  Please revise to more fully disclose your accounting for the accelerated vesting of all authorized but unissued shares of unregistered common stock on December 31, 2012.

Response: The Company has revised the footnote.

Note (9) Commitments, page F-12

28.

Comment:  We note your disclosure that you have entered into a number of agreements with outside parties for the marketing, re-sale and referral of Eclipse products and services to potential customers with rates ranging from 5% to 12% of the product purchase price.  Please revise to more fully disclose the specific terms of the significant agreements.

Response: The Company has revised the footnote.

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Eclipse Identity Recognition Corporation. 15732 Los Gatos Blvd, Los Gatos, CA 95032

Note (10) Joint Venture, page F-13

28.

Comment:  Please revise to disclose the current status of the joint venture agreement, including whether the joint venture has been formed, any costs that have been formed, any costs that have been incurred and your accounting policy regarding the joint venture.

Response: The Company has revised the footnote.

Yours truly,

Eclipse Identity Recognition Corporation

/s/ Stephen Miller

Stephen Miller

I, Stephen Miller, on behalf of Eclipse Identity Recognition Corporation (“the Company”), acknowledge that:

☐ The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

☐ Staff comments or changes to disclosure in response to staff  comments do not foreclose the Commission from taking any action with respect to the filing; and

☐ The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.